ATLATSA AND ANGLO PLATINUM AGREE TO FIRST PHASE OF RESTRUCTURE PLAN

Significant reduction in Atlatsa’s cost of borrowing going forward

September 27, 2012 Atlatsa Resources Corporation (“Atlatsa” or the “Company”) (TSXV: ATL; NYSE MKT: ATL; JSE: ATL) announces it has concluded an interim implementation agreement (“the first phase agreement”) with Anglo American Platinum Limited (“Anglo Platinum”), comprising the first phase of its restructuring, recapitalization and refinancing plan (“the Restructure Plan”) for the Company, its wholly owned subsidiary, Plateau Resources Proprietary Limited (“Plateau”) and the Bokoni group of companies (“Bokoni group”), which Restructure Plan was described in greater detail in the Company’s news release dated February 2, 2012 and its subsequent market update announcements.

The effect of the first phase agreement will be as follows:

  Atlatsa, Plateau and the Bokoni group will consolidate outstanding debt and preference shares into its existing senior term loan facility with Anglo Platinum (“the Senior Loan”) on terms and conditions agreed between the parties in the first phase agreement. This will result in the repayment of preference shares through the redemption of all “A” preference shares outstanding in the share capital of Plateau and the Bokoni group, together with repayment of the Operating Cash Shortfall Facility loan within the Plateau and Bokoni group structures, which debt and preference shares will be consolidated into the Senior Loan going forward;

  The Senior Loan, as consolidated, will bear an effective annual interest rate of 6.23% (linked to the 3 month JIBAR rate), as opposed to the annual effective interest rate of 12.31% currently charged on the various Atlatsa and Bokoni group debt owing to Anglo Platinum.

Conclusion of the first phase agreement will simplify Atlatsa’s balance sheet structure and materially reduce its effective cost of borrowing. Closing of the above-mentioned transaction is expected to occur on or about September 28, 2012 and is subject to satisfaction of certain customary terms and conditions.

For further information regarding the first phase agreement, which constitutes a “related party transaction” for purposes of Multilateral Instrument 61-101 – Protection of Minority Securityholders in Special Transactions, shareholders are referred to the material change report dated September 26, 2012 which will be available on SEDAR at www.sedar.com. This news release was issued as soon as possible following execution of the first phase agreement but less than 21 days before the implementation of the transactions contemplated by the first phase agreement, as Atlatsa considered it to be in the Company’s best interests to negotiate and complete the transactions on an expedited basis with a view to reducing interest payment obligations and for other sound business reasons.

The Company anticipates that the Atlatsa and Bokoni group debt will be further reduced on implementation of the transactions to be completed as part of the second phase of the Restructure Plan. The second phase of the Restructure Plan remains subject to finalization of definitive agreements with respect to such transactions, as well as obtaining the necessary regulatory approvals from the Department of Mineral Resources, South Africa and other regulatory bodies.

For further information:

On behalf of Atlatsa Resources	Russell and Associates	Macquarie First South Capital

Joel Kesler, Chief Commercial Officer	Charmane Russell	Annerie Britz / Yvette Labuschagne

Office: +27 11 779 6800	Office: +27 11 880 3924	Office: +27 11 583 2000

Mobile: +27 82 454 5556	Mobile: +27 82 3725816

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release. The NYSE MKT LLC has neither approved nor disapproved the contents of this press release.

Shareholders are reminded that the Company remains under cautionary until the definitive agreements relating to the second phase of the Restructure Plan have been executed and its financial effects have been finalized.

Cautionary and forward-looking information

This news release contains “forward-looking statements” that are based on management’s expectations, estimates and projections as of the current date, including statements relating to the Bokoni group Restructure Plan and anticipated financial or operational performance. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “may”, “will”, “outlook”, “anticipate”, “project”, “target”, “believe”, “estimate”, “expect”, “intend”, “should” and similar expressions.

Atlatsa believes that such forward-looking statements are based on material factors and reasonable assumptions, including the following assumptions: the Restructure Plan will be implemented on the terms favourable to the Company and on a timely basis, the Bokoni Mine achieve targeted production levels; the Company’s exploration project results will continue to be positive; contracted parties provide goods and/or services on the agreed timeframes; equipment necessary for construction and development is available as scheduled and does not incur unforeseen breakdowns; no material labour slowdowns or strikes are incurred; plant and equipment functions as specified; geological or financial parameters do not necessitate future mine plan changes; and no geological or technical problems occur.

Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. These include but are not limited to:

uncertainties related to the completion of the Bokoni group Restructure Plan on a timely basis, if at all;
uncertainties and costs related to the Company’s exploration and development activities, such as those associated with determining whether mineral resources or reserves exist on a property;
uncertainties related to feasibility studies that provide estimates of expected or anticipated costs, expenditures and economic returns from a mining project;
uncertainties related to expected production rates, timing of production and the cash and total costs of production and milling;
uncertainties related to the ability to obtain necessary approvals, licenses, permits, electricity, surface rights and title for projects;
operating and technical difficulties in connection with mining development activities;

uncertainties related to the accuracy of our mineral reserve and mineral resource estimates and our estimates of future production and future cash and total costs of production, and the geotechnical or hydrogeological nature of ore deposits, and diminishing quantities or grades of mineral reserves;

uncertainties related to unexpected judicial or regulatory proceedings;
changes in, and the effects of, the laws, regulations and government policies affecting our mining operations, particularly laws, regulations and policies relating to:
o	mine expansions, environmental protection and associated compliance costs arising from exploration, mine development, mine operations and mine closures;
o	expected effective future tax rates in jurisdictions in which our operations are located;
o	the protection of the health and safety of mine workers; and
o	mineral rights ownership in countries where our mineral deposits are located, including the effect of the Mineral and Petroleum Resources Development Act (South Africa);

changes in general economic conditions, the financial markets and in the demand and market price for gold, copper and other minerals and commodities, such as diesel fuel, coal, petroleum coke, steel, concrete, electricity and other forms of energy, mining equipment, and fluctuations in exchange rates, particularly with respect to the value of the U.S. dollar, Canadian dollar and South African rand;

unusual or unexpected formation, cave-ins, flooding, pressures, and precious metals losses (and the risk of inadequate insurance or inability to obtain insurance to cover these risks);

changes in accounting policies and methods we use to report our financial condition, including uncertainties associated with critical accounting assumptions and estimates; environmental issues and liabilities associated with mining including processing and stock piling ore;

geopolitical uncertainty and political and economic instability in countries which we operate; and

labour strikes, work stoppages, or other interruptions to, or difficulties in, the employment of labour in markets in which we operate mines, or environmental hazards, industrial accidents or other events or occurrences, including third party interference that interrupt the production of minerals in our mines.

For further information on Atlatsa, investors should review the Company’s Annual Report disclosed in the Form 20-F for the year ended December 31, 2011 filed on SEDAR at www.sedar.com and with the United States Securities and Exchange Commission www.sec.gov and other disclosure documents that are available on SEDAR at www.sedar.com.